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                                                           Exhibit (a)(1)(xvii)


                      MANAGEMENT LED GROUP COMPLETES TENDER
                  OFFER FOR THE JUDGE GROUP, INC. PUBLIC SHARES

Bala Cynwyd, PA, June 18, 2003 - Judge Group Acquisition Corporation, a Pennsylvania corporation currently owned by Martin E. Judge, Jr., Chairman of the Board and Chief Executive Officer of The Judge Group, Inc., Michael A. Dunn, President of The Judge Group, Inc. (the "Purchaser"), today announced the successful completion of their tender offer for the shares of The Judge Group, Inc. (NASDAQ-JUDG) not previously owned by Purchaser, Mr. Judge, Mr. Dunn and certain employees, including officers and directors of Judge Group, certain of their respective family members and affiliates and other non-employees and non-family members (the "Continuing Shareholders") at a price of $1.05 per share in cash, without interest, less any required withholding taxes.

         The tender offer expired at 12:00, midnight, Eastern Standard Time on Monday, June 16, 2003. Based on preliminary information 3,453,427 shares were tendered by the expiration date, which represents in excess of a majority of the outstanding shares excluding shares beneficially owned by the Continuing Shareholders and the executive officers of Judge Group. The tendered shares, together with the shares already owned by the Purchaser and the Continuing Shareholders represent approximately 88% of The Judge Group, Inc.'s common stock. Judge Group Acquisition Corporation has accepted payment for all validly tendered shares.

         Judge Group Acquisition Corporation announced it also completed a "short-form" merger in which Judge Group Acquisition Corporation was merged with and into The Judge Group, Inc. The Judge Group, Inc. is now wholly owned by the Continuing Shareholders and the shares will no longer be listed on the Nasdaq SmallCap Market. As part of the merger, each of the remaining publicly held shares of The Judge Group, Inc. will be converted into the right to receive $1.05 per share in cash, without interest, or to exercise dissenters' rights pursuant to Pennsylvania law.

         Shareholders of The Judge Group, Inc. and other interested parties are urged to read Judge Group Acquisition Corporation's tender offer statement and other relevant documents filed with the SEC because they contain important information. Shareholders of The Judge Group, Inc. will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting StockTrans, Inc., the information agent for the transaction at (610) 649-7300 or toll free at (800) 733-1121.